7 February 2007

Corus Group plc (the “Company”)

DISCLOSURE OF INTERESTS IN SHARES

The Company received notification on 6 February 2007 from Morgan Stanley Securities Limited stating that it had an interest 33,953,348 ordinary shares of 50p each of the Company representing 3.33% of the Company’s issued share capital.